
May 11, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

      Re: Digital Development Partners, Inc.
            Amendment 1 to Current Report on Form 8-K
            Filed April 3, 2020
            File No. 0-52828

Dear Mr. Deneault:

      We issued comments to you on the above captioned filing on April 14, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments within 10 business days from the date of this letter.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, Melissa Gilmore, Staff Accountant, at (202) 551-3777, or Claire Erlanger, Staff Accountant, at (202) 551-3301 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Eric J. Newlan